UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

First Amended
SCHEDULE 14F-1/A

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SKTF Enterprises, Inc.
(Exact name of registrant as specified in its corporate charter)

Florida (State or other jurisdiction of incorporation)	000-49688 (Commission File Number)	33-0961488 (I.R.S. Employer Identification No.)

1059 E. Skyler Drive Draper, UT 84020 (Address of principal executive offices) (zip code)

(801) 361-7644 (Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

SKTF ENTERPRISES, INC.
1059 E. Skyler Drive
Draper, Utah 84020
(801) 361-7644

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being mailed on or about June 17, 2003 to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of SKTF Enterprises, Inc., a Florida corporation (“SKTF” or the “Company”), as of June 16, 2003. You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s shareholders to fill seats on the Company’s Board of Directors (the “Board”). The resignation of the existing directors, and the appointment of new directors, will be effective 10 days following the mailing of this Information Statement to the SKTF shareholders.
On June 13, 2003, the Company entered into an Acquisition Agreement (the “Agreement”) with Speedemissions, Inc., a Georgia corporation (“SEM”) and its shareholders (the “SEM Shareholders”) which will result in a change of the Company’s management, Board of Directors, and ownership.

Pursuant to the terms of the Agreement, effective on June 16, 2003 (the “Closing Date”), the following occurred:

  in exchange for 100% of the stock of SEM, SKTF issued an aggregate of 9,000,000 shares of its common stock (the “SEM Shares”) to the SEM Shareholders, which after giving effect to the redemption of SKTF stock from Mr. Berg described below, represented 90% of the outstanding stock of SKTF;
  5,044,750 shares of SKTF common stock held by Carl Berg, the sole officer and director of SKTF prior to the effectiveness of the Agreement, were redeemed by SKTF (the “Berg Redeemed Shares”), and Mr. Berg resigned as an officer of SKTF;
  Carl Berg tendered his resignation as a director of SKTF, effective 10 days following the mailing of this Information Statement to the SKTF shareholders;

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

As of June 16, 2003, after giving effect to the issuance of the SEM Shares and the cancellation of the Berg Redeemed Shares as set forth above, there were 10,000,000 shares of SKTF common stock issued and outstanding and held of record by 68 shareholders. Each share of SKTF common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 16, 2003, certain information with respect to the Company’s equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Common Stock
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Common Stock	Carl M. Berg (3) 1059 E. Skyler Drive Draper, UT 84020	505,250	5.1%

Common Stock	GCA Strategic Investment Fund Ltd. (4) 106 Colony Park Drive, Suite 900 Cumming, GA 30040	7,800,000	78.0%

Common Stock	Richard A. Parlontieri (2) 1029 Peachtree Parkway North Suite 310 Peachtree City, GA 30269	600,000	6.0%
	All Officers and Directors as a Group (2 Persons)	1,105,250 (3)	11.1%

(1)    Based on 10,000,000 shares of common stock outstanding.

(2)    Indicates a Director of the Company.

(3)    Mr. Berg submitted his resignation as an officer and director of SKTF on June 16, 2003. His resignation as an officer was effective  immediately. His resignation as a director will be effective on the 10th day following the mailing of this Information Statement to the SKTF shareholders.

(4)   Global Capital Advisors, LLC (“Global”), the investment advisor to GCA Strategic Investment Fund Ltd. (“GCA”), has sole  investment and voting control over shares held by GCA. Mr. Lewis Lester is the sole voting member of Global.

Changes in Control

On June 13, 2003, the Company entered into an Acquisition Agreement (the “Agreement”) with Speedemissions, Inc., a Georgia corporation (“SEM”) and its shareholders (the “SEM Shareholders”) which will result in a change of the Company’s management, Board of Directors, and ownership. The transaction has been described more fully herein.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)

Carl M. Berg	35	Director (1)
Richard A. Parlontieri	57	Director (2), President, CEO, Secretary, and CFO

(1)    Outgoing Officer or Director
(2)    Incoming Officer and Director

Carl M. Berg has served as the sole director and officer of SKTF since its inception. He also currently serves as a company executive with Sandlot Corporation, a startup subscription management software company. Sandlot is involved in managing subscription-based e-commerce. Mr. Berg has directed business initiatives as the Business Development Manager, which have resulted in growth of the company from 10 to 75 employees worldwide with offices in the U.S. and Windsor, United Kingdom. Prior to Sandlot Corporation, from 1992 to 1999, Mr. Berg served in various management positions in the technology division of Ameritech Corporation. His roles varied from the overall management of library automation implementation projects to directing the implementation division of roughly 75 technical staff. Job titles included Project Coordinator, Project Manager and Director of Implementation.

Richard A. Parlontieri was appointed to the Board of Directors and as an officer of SKTF in connection with the recent acquisition of Speedemissions, Inc. He is the founder and President/CEO of Speedemissions, an emissions testing and safety inspection company, headquartered in suburban Atlanta, Ga. He was the founder, Chairman and Chief Executive Officer of ebank.com, Inc., a publicly held bank holding company headquartered in Atlanta. ebank.com, which began as a traditional bank designed to deliver banking services in a non-traditional way, was the first internet bank to provide banking services focusing on small business owners. The Company opened in August 1998, and was named one of “The Best 100 Georgia Companies” in May 2000, by the Atlanta-Journal Constitution.

Prior to starting ebank, Mr. Parlontieri was President/CEO of Habersham Resource Management, Inc., a consulting firm with over 16 years experience in the financial services, mortgage banking, real estate, home health care and capital goods industries. While at Habersham Mr. Parlontieri co-founded and organized denovo (start-up) banks (including Fayette County Bank which was sold to Regions Financial Corporation) and completed strategic acquisitions or divestitures for banks, mortgage companies and real estate projects.

Mr. Parlontieri currently serves on the Georgia Emissions, Industry Advisory Board as Secretary. He also is a member of the Georgia Emissions Testing Association (GETA). Over the past several years he has spoken or given presentations at various conferences concerning the financial services industry and the Internet. These include the American Banker Online Financial Services in Cyberspace Conference, the Phoenix International Users Banking Conference, GE Capital Management Conference and the eFinancial World Conference.

Mr. Parlontieri is an active participant in community and civic organizations, including serving as a three-term city councilman in suburban Atlanta, a past two-term President of the local chapter of the American Heart Association, and was an Organizer/Director of the suburban YMCA.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their 16(a) filings.

Board Meetings and Committees

During the fiscal year ended December 31, 2002, the Board of Directors did not meet or take writtten action.

The Company presently has no executive committee, nominating committee or audit committee of the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of our employees are subject to a written employment agreement, and we have not paid compensation to any employees, executive officers, or directors for services rendered to us.

On May 15, 2001, our directors and shareholders approved the SKTF, Inc. 2001 Stock Option Plan, effective June 1, 2001. The plan offers selected employees, directors, and consultants an opportunity to acquire our common stock, and serves to encourage such persons to remain employed by us and to attract new employees. The plan allows for the award of stock and options, up to 600,000 shares of our common stock. Following the effectiveness of this registration statement, we intend to register with the Commission the shares of common stock covered by the plan. We have not issued any options or stock awards under the plan.

Our Directors do not receive compensation for serving as a Director, but they are entitled to reimbursement for their travel expenses.

Dated: June 16, 2003	By order of the Board of Directors

Carl M. Berg, Director and outgoing President